SECUR 12010818 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11101 Roosevelt Boulevard North
(No. and Street)

St. Petersburg	FL	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Graeme H. Smith — 727-823-4000 Ext. 4269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 2nd Avenue S, #600	St. Petersburg	FL	33701
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1[illegible] 2012
09 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susie Ruebush
COMMISSION # DD945684
EXPIRES: MAR. 15, 2014
WWW.AARONNOTARY.com

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. and Rule 17a-5(d)(4).
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

We have audited the accompanying statements of financial condition of Bankers International Securities, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers International Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on pages 13 through 15 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 13, 2012

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

	December 31, 2011	December 31, 2010
Assets		
Cash	$ 6,558	$ 29,932
Certificates of deposit	20,000	20,000
Income taxes receivable from affiliates	2,747	3,155
Due from affiliate	1,960	-
Deferred tax asset	1,424	1,424
Other assets	11,239	5,828
Total Assets	$ 43,928	$ 60,339
Liabilities And Stockholder's Equity		
Liabilities		
Accrued expenses	$ 9,488	$ 9,489
Due to affiliates	-	21,442
Deferred revenue from affiliate	4,000	4,000
Total Liabilities	13,488	34,931
Stockholder's Equity		
Preferred stock - Class A; 12% cumulative; $10 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $.10 par value, 10,000 shares authorized; 100 shares issued and outstanding	10	10
Additional paid-in capital	609,990	599,990
Accumulated deficit	(579,560)	(574,592)
Total Stockholder's Equity	30,440	25,408
Total Liabilities And Stockholder's Equity	$ 43,928	$ 60,339

See the accompanying notes to the financial statements.

Bankers International Securities, Inc.
Statements Of Operations

	Year Ended December 31, 2011	2010
Revenue		
Interest	$ 66	$ 124
Service fees	34,000	26,500
	34,066	26,624
Expenses		
Administrative	41,781	41,928
Loss Before Income Tax Benefit	(7,715)	(15,304)
Income Tax Benefit	2,747	4,579
Net Loss	$ (4,968)	$ (10,725)

See the accompanying notes to the financial statements.

Bankers International Securities, Inc.
Statements Of Changes In Stockholder's Equity
Years Ended December 31, 2011 And 2010

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2009	$ -	$ 10	$ 599,990	$ (563,867)	$ 36,133
Net loss for 2010	-	-	-	(10,725)	(10,725)
Balance December 31, 2010	-	10	599,990	(574,592)	25,408
Capital contribution	-	-	10,000	-	10,000
Net loss for 2011	-	-	-	(4,968)	(4,968)
Balance December 31, 2011	$ -	$ 10	$ 609,990	$ (579,560)	$ 30,440

See the accompanying notes to the financial statements.

Bankers International Securities, Inc.
Statements Of Cash Flows

	Year Ended December 31, 2011	2010
Cash Flows From Operating Activities		
Net loss	$ (4,968)	$ (10,725)
Adjustments to reconcile net loss to net cash used by operating activities		
(Increase) decrease in operating assets		
Income taxes receivable from affiliates	(2,747)	(3,155)
Deferred tax asset	-	(1,424)
Other assets	(5,411)	158
Decrease in operating liabilities		
Accrued expenses	(1)	(2,042)
Net Cash Used By Operating Activities	(13,127)	(17,188)
Cash Flows From Financing Activities		
Net advances (to) from affiliate	(10,247)	13,637
Net Decrease In Cash	(23,374)	(3,551)
Cash At Beginning Of Year	29,932	33,483
Cash At End Of Year	$ 6,558	$ 29,932
Noncash Financing Activity		
Amounts due to affiliates were applied to:		
Income taxes receivable from affiliates	$ 3,155	$ 4,691
Capital contributions	$ 10,000	$ -

See the accompanying notes to the financial statements.

Note A - Operations And Summary Of Significant Accounting Policies

Nature Of Business

Bankers International Securities, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is a wholly-owned subsidiary of Bankers Financial Corporation (Parent).

The Company does not hold customer funds or safe-keep customer securities, and its operations are limited to the private placement of securities.

The Company's primary source of revenue is service fees collected from two customers; one an unrelated third party and the other an affiliated company.

Related Party Transactions

The related party transactions included below are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

The Company earned service fees of $4,000 in 2011 and 2010 from an affiliate. In 2011 and 2010, the Company received an additional $4,000 from this affiliate representing an advance payment for 2011 and 2012 service fees. These amounts are recorded as deferred revenue in the accompanying statements of financial condition for 2011 and 2010.

The Company has management and cost sharing arrangements with its Parent and other related parties whereby costs are allocated based upon the scope of work and responsibilities performed by the Parent and other related parties for the benefit of the Company. In 2011 and 2010, the Company was charged $28,238 and $28,513, respectively, under these agreements.

Income Taxes

The Company files a consolidated income tax return with its Parent and the Parent's subsidiaries. The method of allocation among the subsidiaries is made on a pro rata basis, which allocates tax expenses/benefit to the members of the group filing the consolidated tax return, based on each member's relative contribution to the group's consolidated tax liability/receivable. The Company receives credit from the Parent for losses or other items utilized in the consolidated tax return. Accordingly, the amounts reflected in the accompanying statements of financial condition as income taxes receivable actually represent amounts receivable from other subsidiaries of the Parent.

The Company has adopted the accounting guidance for uncertainties in income taxes. The Company recognizes in the financial statements tax positions determined to be "more likely than not" of being sustained upon examination, based on the technical merits of the positions. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authorities, assuming full knowledge of the position and all relevant facts. Interest and penalties on uncertain tax positions are recognized as part of income tax expense. The Company did not identify any uncertainties and, therefore, has not recorded a liability in the financial statements.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 13, 2012, which is the date the financial statements were available to be issued.

Note B - Certificate Of Deposit

The Company held a certificate of deposit of $20,000 during 2011 and 2010 with an unaffiliated bank. The stated interest rate was .30% and .40% at December 31, 2011 and 2010, respectively. The certificate of deposit had an original maturity date of March 11, 2011, at which time it was renewed and the maturity date extended to March 11, 2012.

Note C - Income Taxes

Income tax benefit was $2,747 and $4,579 for the years ended December 31, 2011 and 2010, respectively. Income tax benefit attributable to operations consists of the following for the years ended December 31:

	Current	Deferred	Total
2011			
Federal	$ 2,560	$ -	$ 2,560
State	187	-	187
	$ 2,747	$ -	$ 2,747
2010			
Federal	$ 3,053	$ 1,327	$ 4,380
State	102	97	199
	$ 3,155	$ 1,424	$ 4,579

The temporary difference that gives rise to a deferred tax asset relates to revenue recognized for tax purposes and deferred for financial statement purposes. The Company's effective tax rate differs from the U.S. federal tax rate primarily as a result of nondeductible expenses.

The Company has not provided a valuation allowance for its deferred tax asset. Realization of the deferred tax asset is dependent on the consolidated group generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

The 2008, 2009, and 2010 tax years are open and subject to examination by the Internal Revenue Service and the Florida Department of Revenue. The Company is not currently under audit by, nor has it been contacted by, these jurisdictions.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. In December 2002, the Company received approval from the NASD to reduce its required net capital to $5,000. The Company must maintain a minimum net capital equal to or greater than its required net capital.

The net capital amount, the excess net capital, and the percentage of aggregate indebtedness to net capital at December 31, 2011 are as follows:

Net capital	$ 13,935
Excess net capital	$ 8,935
Percentage of aggregate indebtedness to net capital	97%

Supplementary Information

Bankers International Securities, Inc.
Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission
December 31, 2011

Net Capital	
Stockholder's equity qualified for net capital	$ 30,440
Less nonallowable assets	(16,479)
Net Capital Before Haircuts On Securities Positions	13,961
Less haircuts on security positions	
Certificates of deposit	(26)
Net Capital	$ 13,935
Aggregate Indebtedness	$ 13,488
Computation Of Basic Net Capital Requirement	
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$ 899
Minimum dollar net capital requirement under Rule 15c3-1(a)(2)	$ 5,000
Excess net capital	$ 8,935
Excess net capital at 1000%	$ 12,586
Excess net capital at 1500%	$ 13,036
Percentage of aggregate indebtedness to net capital	97%

Bankers International Securities, Inc. was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2011 pursuant to subparagraph (k)(2)(i).

There were no differences between the computation of net capital under Rule 15c-3-1 included in this audited report and the computations included in the respondent's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2011.

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Report Of Independent Registered Public Accounting Firm On Internal Control

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

In planning and performing our audit of the financial statements of Bankers International Securities, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the audit committee, the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 13, 2012

Bankers International Securities, Inc.

Financial Statements

December 31, 2011 And 2010

Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Bankers International Securities, Inc.

Financial Statements

December 31, 2011 And 2010

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